UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

⌧	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

◻	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __ ___to__ ___

Commission file number 1-09328

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ECOLAB SAVINGS PLAN AND ESOP

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ECOLAB INC.

1 Ecolab Place

Saint Paul, Minnesota 55102

ECOLAB SAVINGS PLAN AND ESOP

REPORT ON AUDITS OF FINANCIAL STATEMENTS

As of December 31, 2021 and 2020

and

for the year ended December 31, 2021

AND SUPPLEMENTAL SCHEDULE

as of December 31, 2021

Beginning Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator, Trustees, and Plan Participants of the

Ecolab Savings Plan and ESOP

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Ecolab Savings Plan and ESOP (the “Plan”) as of December 31, 2021 and 2020 and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s Management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information included in Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2021, referred to as “supplemental information”, has been subjected to the auditing procedures performed in conjunction with the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2015.

/s/ Olsen Thielen & Co., Ltd.

Roseville, Minnesota
June 24, 2022

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31 (in thousands)	2021	2020

Investments at fair value
Common stock	$778,756	$844,719
Registered investment companies	1,541,697	1,354,377
Common/collective trusts	1,693,284	1,538,669
Fully-benefit responsive investment contract at contract value	201,129	204,686
Interest bearing cash	6,490	7,146
Total investments	4,221,356	3,949,597

Receivables
Notes receivable from participants	44,017	45,881
Dividends receivable	1,713	1,863
Employer contributions receivable	3,294	3,542
Employee contributions receivable	6	44
Total receivables	49,030	51,330

Net assets available for benefits	$4,270,386	$4,000,927

The accompanying notes are an integral part of the financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31 (in thousands)	2021

Investment results
Net appreciation in fair value of investments	$445,724
Dividends and interest	57,620
Total investment results	503,344

Interest income on notes receivable from participants	2,331

Contributions
Participants	134,917
Employer	77,702
Rollovers	17,295
Total contributions	229,914

Deductions
Distributions to participants	(465,173)
Plan expenses	(957)
Total deductions	(466,130)

Net increase	269,459

Net assets available for benefits
Beginning of year	4,000,927
End of year	$4,270,386

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following brief description of the Ecolab Savings Plan and ESOP (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan's definitions, benefits, eligibility and other matters.

General and Eligibility

The Plan is a contributory qualified defined contribution plan available to certain individuals employed by the Company. Eligible employees regularly scheduled to work at least 20 hours per week may participate immediately in the Plan provided they are not subject to a collective bargaining agreement which does not provide for their participation. Part-time employees working fewer than 20 hours a week must be employed for a twelve consecutive month period during which they have worked at least 1,000 hours to be eligible to participate. Employee participation in the Plan is voluntary.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code of 1986, as amended (the “Code”).

The Benefits Finance Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance. The Plan Administrator is responsible for administration of the Plan.

Contributions

Contributions are made to the Plan as participant savings contributions, participant rollover contributions, and employer matching contributions.

Participant savings contributions are either pre-tax contributions made by the Company on behalf of participants who have agreed to have their taxable compensation reduced or Roth savings contributions made by the Company on behalf of participants who have agreed to have their after-tax compensation reduced. Participants may reduce their compensation by up to 50%, subject to a statutory annual maximum of $19,500 for 2021, for the purpose of making savings contributions to the Plan.

Participants who are at least age 50 are allowed to make additional catch-up contributions up to the statutory annual maximum ($6,500 in 2021).

Participants may also contribute amounts representing distributions from other qualified plans (rollover).

Participant contributions of up to 4% of eligible compensation are matched 100% by the Company and participant contributions over 4% and up to 8% of eligible compensation are matched 50% by the Company. The Plan also allows additional employer matching contributions to true-up the employer match. This true-up ensures all participants receive their full annualized employer match. The levels of matching contributions made by or on behalf of participants who are highly compensated, as defined in the Code, are subject to limitations under the code.

The Plan contains a separate Employee Stock Ownership Plan (“ESOP”) account for employer and participant contributions which are invested in the Ecolab Stock Fund. The ESOP allows participants to elect the withdrawal of dividends paid on shares to the ESOP account.

Vesting

Participants are fully vested in their account at all times.

Plan Benefits

As participants are fully vested at all times, benefits to participants are equal to their account balances. Upon retirement, death, disability or separation from service, a distribution may be made to the participant or beneficiary equal to the participant's account balance. Employees are able to withdraw any part or all of their account balance upon attainment of age 59 1/2. Loans and in-service withdrawals for hardships are also available. A participant distribution or withdrawal from the Plan generally is subject to federal income tax and may be subject to an early withdrawal penalty, unless rolled over to a qualified plan or an individual retirement account.

Notes Receivable from Participants

Active participants (and beneficiaries who are parties in interest as defined by ERISA) are permitted to borrow from their accounts. The total amount of a participant's note may not exceed the lesser of (a) $50,000 minus the participant's highest outstanding note balance for the previous twelve-month period, or (b) 50% of the participant's interest in his or her account. When a note is granted, the appropriate account balances are reduced and a separate note account is created.

Note payments, together with interest at a market rate determined by the Plan Administrator, are repaid generally over 5 years unless the note is for the purchase of a principal residence, in which case the term can be up to 15 years.

Notes receivable from participants at December 31, 2021 had interest rates ranging from 3.25% to 9.44% and are due at various dates through January 2037. A participant can have no more than two notes outstanding at any time. Notes receivable from participants are collateralized by the borrower’s account balance and are repaid through ratable payroll deductions.

Participant Accounts and Allocation

Fidelity provides investment management, recordkeeping and trustee services for the Plan directly or indirectly through one or more of its subsidiaries. The trust agreement authorizes services to be performed by the trustee, its agents or affiliates.

Each participant's account is credited with the participant's contributions, the employer matching contributions and investment income thereon, net of Plan expenses. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

All participant contributions made under the Plan are paid to and invested by Fidelity in one or more of the available investment options as directed by the participants.

Participants are allowed to allocate their entire account balance in any combination of the available investment options. Participants can transfer their account balance among the investment options and/or change the investment of their future contributions, and earnings thereon, daily. These transfers and changes must be made in whole dollar amounts of at least $250 and/or in whole percent increments.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Fully benefit-responsive investment contracts are required to be reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. The Statements of Net Assets Available for Benefits presents the Plan’s fully benefit-responsive investment contracts at contract value at both December 31, 2021 and 2020.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Fidelity holds the Plan’s assets and executes transactions therein based upon instructions received from the Plan Administrator, the Company and the participants in the Plan. The Plan’s investments are stated at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date. Purchases and sales of securities and realized gains and losses related to sales of investments are recorded on a trade-date basis. Unrealized gains and losses are recorded based on the fair values as of the reporting date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balances plus any accrued interest. Interest income is recorded on the accrual basis of accounting. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 or 2020. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Notes receivable from participants have been classified as an investment asset for Form 5500 reporting purposes and, accordingly, have been included as an investment in the supplemental schedule, Schedule H, line 4i – Schedule of Assets (Held at End of Year).

Contributions

Participant contributions are recorded in the period the employer makes the payroll deductions. Employer matching contributions are recorded based on participant contributions in the same period.

Risks and Uncertainties

The Plan provides for a range of investment options in various combinations of investment funds. Investments are exposed to a number of risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, including Ecolab Inc. common stock, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

As a result of COVID-19, there has been heightened market risk and volatility associated with the pandemic, and this could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits, as mentioned above.

Concentration of Market Risk

At December 31, 2021 and 2020, approximately 18% and 21%, respectively, of the Plan’s total assets were invested in the common stock of the Company. The underlying value of the Ecolab Stock Fund is dependent on the performance of the Company and the market’s evaluation of such performance.

Distributions to Participants

Distributions to participants are recorded when paid.

Plan Expenses

The Company pays a portion of the administrative expenses of the Plan, which are excluded from these financial statements, and a portion is paid by Plan participants within the Plan. Certain asset management and administrative fees of the Plan are charged against the Plan’s investment results.

Subsequent Events

The Plan Administrator has evaluated subsequent events through the date and time the financial statements were issued.

3. FAIR VALUE MEASUREMENTS

Accounting guidance establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under accounting guidance are described below:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 - Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2021 and 2020.

Registered investment companies and common stock: Investments in registered investment companies are valued at the daily closing price as reported by the fund. Investments in registered investment companies held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. Investments in Ecolab Inc. and ChampionX Inc. common stock are recorded at fair value based on the quoted market price of Ecolab Inc.'s and ChampionX Inc.’s common stock on the New York Stock Exchange.

Interest bearing cash: Investments in interest bearing cash are valued at cost plus accrued interest.

Common/collective trusts: Investments in common/collective trusts, with the exception of the investment in fully benefit-responsive investment contracts which are measured at contract value, are recorded at the underlying net asset value per unit, which approximates fair value based on the audited financial statements of these funds. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value.

The Plan reviews the fair value hierarchy classification on an annual basis. Changes in the ability to observe valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy. The Plan’s policy is to recognize transfers into and out of levels within the fair value hierarchy at the end of the fiscal year in which the actual event or change in circumstances that caused the transfer occurs. There were no transfers between Levels during the years ended December 31, 2021 and 2020. When a determination is made to classify an asset or liability within Level 3, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement. At December 31, 2021 and 2020, the Plan did not have any assets or liabilities classified within Level 2 or Level 3.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables represents the Plan’s fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2021 and 2020:

(in thousands)	2021
	Total	Level 1	Level 2	Level 3
Ecolab Inc. common stock	$778,244	$778,244	$-	$-
ChampionX Inc. common stock	512	512	-	-
Interest bearing cash	6,490	6,490	-	-
Registered investment companies	1,541,697	1,541,697	-	-
Total assets in the fair value hierarchy	2,326,943	2,326,943	-	-

Common/collective trusts measured at net asset value (*)	1,693,284	-	-	-
Investments at fair value	$4,020,227	$2,326,943	$-	$-

(in thousands)	2020
	Total	Level 1	Level 2	Level 3
Ecolab Inc. common stock	$844,253	$844,253	$-	$-
ChampionX Inc. common stock	466	466	-	-
Interest bearing cash	7,146	7,146	-	-
Registered investment companies	1,354,377	1,354,377	-	-
Total assets in the fair value hierarchy	2,206,242	2,206,242	-	-

Common/collective trusts measured at net asset value (*)	1,538,669	-	-	-
Investments at fair value	$3,744,911	$2,206,242	$-	$-

(*) Certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in Note 3.

The following table sets forth additional disclosures of the Plan investments whose fair value is estimated using net asset value per share as of December 31, 2021 and 2020:

(in thousands)
	Fair	Unfunded	Redemption	Redemption
	Value	Commitment	Frequency	Notice Period
Common/collective trusts
As of December 31, 2021	$1,693,284	-	Immediate	None
As of December 31, 2020	$1,538,669	-	Immediate	None

The fair value of investments in this category has been estimated using the net asset value per share of the underlying investments. All of these funds are subject to potential withdrawal safeguards to protect the interest of all participants, while providing the maximum level of liquidity that can be prudently made available to all participants. These withdrawal safeguards permit redemptions resulting from ordinary course activity, subject to certain thresholds.

4. INVESTMENT CONTRACTS

The investment contracts represent synthetic investment contracts. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value.

Synthetic investment contracts – The synthetic investment contracts include wrapper contracts, which are agreements for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contracts include certain conditions and limitations on the underlying assets owned by the Plan. The wrapper contracts provide a guarantee that the credit rate will not fall below zero percent. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in each contract that adjust renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets.

Transacting at contract value – The Plan’s investment contracts provide for benefit responsive withdrawals and investment exchanges at contract value; however, withdrawals or investment changes prompted by an employer-initiated event, such as withdrawals resulting from the sale of a division of the Plan Sponsor, a corporate layoff or early retirement program, change(s) in the investment options of the Plan, or termination or partial termination of the Plan, may be paid at the contract’s market value, which may be less than contract value. The Plan’s ability to receive amounts due in accordance with fully benefit responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments. No events are probable of occurring that would limit the ability of the Plan to transact at contract value with the contract issuers, and that also would limit the ability of the Plan to transact at contract value with the participants.

5. TAX STATUS

The Plan constitutes a qualified plan and trust under Section 401(a) of the Code and therefore is exempt from federal income taxes under provisions of Section 501(a). The Plan consists of a profit sharing portion and a stock bonus portion. The stock bonus portion constitutes an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Code. The Plan also complies with the provisions of Section 401(k) of the Code. A tax qualification letter, dated September 17, 2021, was received from the Internal Revenue Service (IRS). The letter stated that the Plan, as designed through December 18, 2020, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the tax qualification letter. However, the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and tax-exempt, as described above. Therefore, no provision for income taxes has been included in the Plan's financial statements.

With the merger of the Nalco Savings Plan in 2013, the Plan acquired a small number of Puerto Rico participants. The Plan was amended to incorporate required provisions of the Puerto Rico tax code and has received a favorable determination letter dated June 11, 2018 from the Puerto Rico Treasury Department that the Plan as amended is designed in accordance with the applicable provisions of the 2011 Puerto Rico tax code. The Plan has been amended since receiving the tax qualification letter. However, the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Puerto Rico Internal Revenue Code and therefore believes the Plan is qualified and tax-exempt. Therefore, no provision for Puerto Rico income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2021, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no tax audits for any periods in progress.

6. RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The trustee is authorized under contract provisions, or by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control and in securities of the Company. Participant contributions and employer matching contributions are invested in one or more of the investment fund options offered under the Plan, including the Ecolab Stock Fund. The Ecolab Stock Fund consists primarily of Ecolab Inc. common stock and also short-term investment funds under the trustee's control.

During 2021 and 2020, the Plan invested in Ecolab Inc. common stock. The Plan held 3,328,106 and 3,902,073 shares of Ecolab Inc. common stock at December 31, 2021 and 2020, respectively. During the year ended December 31, 2021, purchases and sales of shares totaled approximately $271.6 million and $403.7 million, respectively.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the Plan financial statements at December 31, 2021 and 2020 to the Form 5500:

(in thousands)	2021	2020

Net assets available for benefits per the financial statements	$ 4,270,386	$ 4,000,927
Fully benefit-responsive investment contracts value adjustment	1,510	7,583
Net assets available for benefits per the 5500	$ 4,271,896	$ 4,008,510

The following is a reconciliation of the net increase in net assets available for benefits per the Plan financial statements for the year ended December 31, 2021 to the Form 5500:

(in thousands)	2021

Net increase in net assets available for benefits per the financial statements	$ 269,459
Prior year fully benefit-responsive investment contracts value adjustment	(7,583)
Current year fully benefit-responsive investment contracts value adjustment	1,510
Total increase in net assets available for benefits per the Form 5500	$ 263,386

The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2021

EIN 41-0231510

Plan Number: 003

	(in thousands)
		(c)
(a)	(b)	Description of investment	(e)
	Identity of Issue, Borrower, Lessor,	including maturity date, rate of interest,	Current
	or Similar Party	collateral, par, or maturity Value	Value

	Registered investment companies
	Spartan 500 Index Fund Investor Class	Mutual Fund	$671,363
*	Fidelity Extended Market Index Fund	Mutual Fund	247,484
	Dodge & Cox Stock Fund	Mutual Fund	152,713
	Spartan US Bond Index Fund	Mutual Fund	145,086
	American Funds EuroPacific Growth Fund	Mutual Fund	100,226
*	Fidelity Institutional Money Market Fund	Money Market	85,614
*	Fidelity Global ex US Index Fund	Mutual Fund	82,701
	Western Asset Core Plus Bond Fund	Mutual Fund	56,509
*	Fidelity Government Money Market Fund	Money Market	1
	Total registered investment companies		1,541,697

	Common/collective trusts
	State Street Target Retirement 2040 Fund M	Common/collective trusts	279,715
	State Street Target Retirement 2030 Fund M	Common/collective trusts	252,641
	Harbor Capital Appreciation Fund	Common/collective trusts	248,716
*	Fidelity MIP II Class 3	Common/collective trusts	201,129
	State Street Target Retirement 2025 Fund M	Common/collective trusts	155,646
	State Street Target Retirement 2035 Fund M	Common/collective trusts	142,883
	Wellington Trust Investment Fund	Common/collective trusts	126,952
	State Street Target Retirement 2045 Fund M	Common/collective trusts	123,044
	State Street Target Retirement 2050 Fund M	Common/collective trusts	121,873
	State Street Target Retirement 2020 Fund M	Common/collective trusts	103,915
	State Street Target Retirement 2055 Fund M	Common/collective trusts	68,698
	State Street Target Retirement 2060 Fund M	Common/collective trusts	34,965
	State Street Target Retirement Income Fund M	Common/collective trusts	31,345
	State Street Target Retirement 2065 Fund M	Common/collective trusts	2,891
	Total common/collective trusts		1,894,413

*	Ecolab Inc. common stock	Common Stock	778,244

	ChampionX Holdings Inc. common stock	Common Stock	512

*	Cash and cash equivalents held by Ecolab* and ChampionX stock fund	Cash and cash equivalents	6,490

*	Notes receivable from participants	Participant notes due on various
		dates through January 2037 (stated
		interest rates ranging from 3.25% to 9.44%)	44,017

			$4,265,373
	(*) Party-in-interest
	(d) Cost is omitted for participant-directed investments

EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document

(23)	Consent of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ECOLAB SAVINGS PLAN AND ESOP

Date:	June 24, 2022	By:	/s/ Teresa Helm
Teresa Helm,
Director, Benefits North America,
Human Resources
Ecolab Inc.
(Plan Administrator)